

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05002733

January 24, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/24/2005

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Grossman:

This is in response to your letters dated December 21, 2004 and January 19, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Harold A. Fabean. We also have received letters on the proponent's behalf dated December 30, 2004 and January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
JAN 2 6 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Harold A. Fabean (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal requests that the directors of the Company adopt and implement the annual election of each director. Specifically, the Proposal states:

> "RESOLVED: Shareholders request that our Directors complete, in the most expeditious manner possible, the adoption and implementation of annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagra Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); See also Cisco Systems, Inc. (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and Intel Corporation (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company has already substantially implemented the Proposal as it has, in response to a substantially similar proposal adopted at the 2004 annual meeting of stockholders (the "2004 Meeting"), taken action to declassify the Company's board of directors. As disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (the "Second Quarter 10-Q"), which was filed with the Commission on August 5, 2004, the Company's stockholders voted at the 2004 Meeting in favor of a similar proposal (the "2004 Proposal") which provided that "[d]irectors increase shareholders' rights and take the steps necessary so that each director is elected annually". In its definitive proxy statement for the 2004 Meeting (the "2004 Proxy Statement"), with respect to the 2004 Proposal, the Company stated that:

> "[I]f stockholders approve the proposal, the Board, upon SEC authorization, intends to take all action required under Maryland law to declassify the Board. The Board plans to implement the change so that annual election of directors will be effective at the 2005 Annual Meeting of Stockholders. The directors who are not up for election at that meeting will resign, and each director will stand for election in 2005 to serve until the 2006 Annual Meeting of Stockholders and until a successor is duly elected and qualified. If this proposal is approved and the Board takes the action described above, the Board will also take necessary action to require stockholder approval to opt back into the provisions of Maryland law which allow classification of the Board." (emphasis added)

Following the 2004 Meeting, the Company's Board of Directors implemented the 2004 Proposal by adopting an amendment to the Company's Articles of Incorporation (the "Articles Supplementary"), pursuant to which, among other things, the Company elected not to be subject to Section 3-803 of the Maryland General Corporation Law (the "MGCL"). Section 3-803 of the MGCL provides for, among other things, the classification into three classes of the directors of a Maryland corporation. The Articles Supplementary were filed as Exhibit 3.1 to the Second Quarter 10-Q and are attached hereto as Exhibit B.

By electing not to be subject to the provisions of Section 3-803 of the MGCL, the Company has declassified its Board of Directors. As described in the 2004 Proxy Statement, each of the directors of the Company will stand for election at the 2005 Meeting and as disclosed in the 2004 Proxy Statement, each director whose term otherwise would expire in 2006 and 2007 "has agreed to resign as of the date of the 2005 Annual Meeting of Stockholders if the Board is declassified." Accordingly, contrary to the suggestion in the Proposal that the Board of Directors needs to complete the declassification, such declassification has already occurred and will be fully implemented at the 2005 Meeting.

As evidenced by the above-described actions taken since the 2004 Meeting, the Company has already taken all necessary steps to declassify its Board of Directors. Accordingly, the Proposal has been implemented and no purpose would be served by having stockholders vote on the Proposal.

III. Conclusion

The Proposal has already been substantially implemented by the Company as the Board of Directors has been declassified and all directors will stand for election at the 2005 Meeting. Accordingly, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Harold A. Fabean
John Chevedden

EXHIBIT A

LETTER, PROPOSAL & SUPPORTING STATEMENT

Harold A. Fabean
110 Supervisors Drive
West Newton, Pa.15089-1828

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely, 

Date: 10/25/04

Harold A. Fabean
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors complete, in the most expeditious manner possible, the adoption and implementation of annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete staggered system to a complete annual election of each director system in one election cycle.

Harold A. Fabean, 110 Supervisors Drive, West Newton, Penn. 10589 submitted this proposal.

97% Yes-Vote

The annual election of each director topic won our 97% yes-vote at our 2004 annual meeting. This proposal simply calls for finalization of the complete adoption of this topic in the most expeditious manner possible.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members invested $3 trillion, recommends adoption of this proposal topic.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Look for companies whose boards are elected annually.
"Take on the Street" by Arthur Levitt

Our 97% yes-vote in 2004 is testimony to our shareholder resolve on this topic.

Elect Each Director Annually
Yes on 3

EXHIBIT B

ARTICLES SUPPLEMENTARY

ALLEGHENY ENERGY, INC.

ARTICLES SUPPLEMENTARY

Allegheny Energy, Inc., a Maryland corporation, having its principal office in Washington County, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "MSDAT") that:

FIRST: The Corporation previously elected to be subject to Sections 3-803 and 3-804 of the Maryland General Corporation Law (the "MGCL") pursuant to Articles Supplementary filed by the Corporation with the MSDAT on July 20, 1999.

SECOND: Pursuant to Sections 3-802(a)(2) and 3-802(b)(3) of the MGCL, the Corporation elects not to be subject to Sections 3-803 or 3-804 of the MGCL.

THIRD: The foregoing matters been approved by the Board of Directors of the Corporation by resolution in the manner and by the vote required by law. Stockholder approval is not required for the filing of these Articles Supplementary.

[Signatures on following page]

IN WITNESS WHEREOF, Allegheny Energy, Inc. has caused these presents to be signed in its name and on its behalf by its Chief Executive Officer and witnessed by its Assistant Secretary on July 19, 2004.

WITNESS: ALLEGHENY ENERGY, INC.

BY: /S/ DANIEL M. DUNLAPBY: /S/ PAUL J. EVANSON
Daniel M. Dunlap, Paul J. Evanson,
Assistant Secretary Chief Executive Officer

THE UNDERSIGNED, Chief Executive Officer of Allegheny Energy, Inc., who executed on behalf of the Corporation the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ Paul J. Evanson

PAUL J. EVANSON
Chief Executive Officer

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Harold Fabean

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Directors complete, in the most expeditious manner possible, the adoption and implementation of annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable.

"The Safeway Inc. 2004 definitive proxy is one example of converting from a complete staggered system to a complete annual election of each director system in one election cycle."

The company argument is incomplete because, despite its obscure technical references to different documents, there is no Form filed with the Securities and Exchange Commission stating clearly that each director will be elected annually in 2005 and henceforth.

Unless the company has already given clear notice to shareholders through a filing with the Securities and Exchange Commission in non-obscure text, a proposal on this topic should be in the 2005 definitive proxy.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Harold Fabean
Gayle Hyman

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors complete, in the most expeditious manner possible, the adoption and implementation of annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete staggered system to a complete annual election of each director system in one election cycle.

Harold A. Fabean, 110 Supervisors Drive, West Newton, Penn. 10589 submitted this proposal.

97% Yes-Vote

The annual election of each director topic won our 97% yes-vote at our 2004 annual meeting. This proposal simply calls for finalization of the complete adoption of this topic in the most expeditious manner possible.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members invested $3 trillion, recommends adoption of this proposal topic.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Look for companies whose boards are elected annually.

"Take on the Street" by Arthur Levitt

Our 97% yes-vote in 2004 is testimony to our shareholder resolve on this topic.

Elect Each Director Annually
Yes on 3

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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EMAIL ADDRESS
RGROSSMA@SKADDEN.COM

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VIENNA

January 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 21, 2004 (the "December 21 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Harold A. Fabean (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Annual Meeting"). This letter is in response to the letter dated December 30, 2004 from Mr. John Chevedden to the Staff (the "Chevedden Letter"). I am attaching a copy of the Chevedden Letter as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and Mr. Chevedden.

The Proposal requests that the directors of the Company adopt and implement the annual election of each director. As detailed in the December 21 Letter, the

Proposal has already been implemented. The Company has taken all necessary steps to declassify its Board of Directors (the "Company's Board"), and the declassification will be fully implemented at the 2005 Annual Meeting. The Company's definitive proxy statement for the 2005 Annual Meeting will disclose that the Company's Board is not classified and that all of the Company's directors will stand for election at the 2005 Annual Meeting.

As described in the December 21 Letter, the Company's Board has already adopted articles supplementary amending the Company's Articles of Incorporation (the "Articles Supplementary"), pursuant to which, among other things, the Company elected not to be subject to Section 3-803 of the Maryland General Corporation Law (the "MGCL"). By electing not to be subject to the provisions of Section 3-803 of the MGCL, the Company has declassified its Board of Directors. The Articles Supplementary were filed and approved by the Maryland State Department of Assessments and Taxation. The Articles Supplementary were also filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (the "Second Quarter 10-Q"), which was filed with the Commission on August 5, 2004, and were attached as Exhibit B to the December 21 Letter.

Finally, contrary to the assertion in the Chevedden Letter that "there is no Form filed with the Securities and Exchange Commission stating clearly that each director will be elected annually in 2005 and henceforth," the Company not only filed the Articles Supplementary with the Second Quarter 10-Q, but also clearly and unambiguously stated in its definitive proxy statement for its 2004 annual meeting of stockholders (the "2004 Annual Meeting"), that if stockholders approved a proposal (the "2004 Proposal") similar to the Proposal at the 2004 Annual Meeting[1], the Board planned to implement the proposed change. The Company's 2004 proxy statement clearly stated that if the 2004 Proposal were adopted, the "annual election of directors will be effective at the 2005 Annual Meeting of Stockholders" and that "the directors who are not up for election at that meeting will resign, and each director will stand for election in 2005 to serve until the 2006 Annual Meeting of Stockholders and until a successor is duly elected and qualified." Accordingly, the appropriate "Forms" (i.e., the Second Quarter 10-Q and the Company's 2004 definitive proxy statement) have been filed with the Commission.

For the reasons set forth above and in the December 21 Letter, the Company believes that the Proposal may properly be omitted from the Proxy Materials and

[1] As disclosed in the Second Quarter 10-Q, the Company's stockholders voted at the 2004 Meeting in favor of the 2004 Proposal.

requests the Staff's concurrence. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials or desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters before the Staff issues its response.

If the Staff has any questions or comments regarding the foregoing, please contact me at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Harold A. Fabean
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Harold Fabean

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Directors complete, in the most expeditious manner possible, the adoption and implementation of annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable.

"The Safeway Inc. 2004 definitive proxy is one example of converting from a complete staggered system to a complete annual election of each director system in one election cycle."

The company argument is incomplete because, despite its obscure technical references to different documents, there is no Form filed with the Securities and Exchange Commission stating clearly that each director will be elected annually in 2005 and henceforth.

Unless the company has already given clear notice to shareholders through a filing with the Securities and Exchange Commission in non-obscure text, a proposal on this topic should be in the 2005 definitive proxy.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Harold Fabean
Gayle Hyman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

The proposal requests that the board adopt and implement the annual election of each director.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). In this regard, we note Allegheny Energy's representation that the company has declassified its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel